SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Effective August 9, 2010 with respect to Loomis Sayles Core Plus
Bond Fund

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in bond investments. The term bond investments includes debt securities of any maturity. In addition, the Fund normally will invest primarily in investment-grade securities, which are securities rated in one of the top four ratings categories by at least one of the three major ratings agencies (Moodys
Investors Service, Inc. (Moodys), Fitch Investors Services, Inc. (Fitch) or Standard and Poors Ratings Group (S&P)). For purposes of this restriction, investment-grade securities also include cash and cash equivalent securities. The Fund will generally seek to maintain an effective duration of +/- 2 years relative to the Barclays Capital U.S. Aggregate Bond Index.
Duration is a measure of the expected life of a fixed-income security that is used to determine the sensitivity of a securitys price to changes in interest rates. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. While the effective duration for the Barclays Capital U.S. Aggregate Bond Index fluctuates, as of
December 31, 2009, the effective duration was 4.57 years.  The
Fund may also invest up to 20% of its assets, at the time of purchase, in bonds rated below investment-grade (commonly known as junk bonds), and up to 10% of its assets in non-USD securities. There is no minimum rating for the securities in which the Fund may invest.

The Funds investments may include, for example, securities issued by U.S. and non-U.S. corporations and governments, securities issued by supranational entities, U.S. government sponsored agency debenture and pass-through securities, commercial mortgage-backed and asset-backed securities.


Exhibit 77Q1(b)